UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OP-TECH Environmental Services, Inc.

(Name of Subject Company)

OP-TECH Environmental Services, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

683450100

(CUSIP Number of Class of Securities)

Steven Candito

President

OP-TECH Environmental Services, Inc.

1 Adler Drive

East Syracuse, New York 13057

(315) 437-2065

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Giles P. Elliott Jones Day 21 Tudor Street London EC4Y OOJ +44.20.7039.5229	Mark E. Betzen, Esq. Jones Day 2727 N. Harwood Street Dallas, TX 76021 (214) 220-3939

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 28, 2013 by OP-TECH Environmental Services, Inc. (“OP-TECH”).  The Statement relates to the cash tender offer by NRC Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of NRC US Holding Company, LLC, a Delaware limited liability company (“Parent”), to purchase all of OP-TECH’s outstanding shares of common stock, par value $0.01 per share, at a purchase price of $0.116 per share in cash, net to the seller of such shares, without interest and subject to any required withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated June 28, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal”).  The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.                          Additional Information To Be Furnished

Item 8 of the Statement is hereby amended and supplemented by adding the following subsection immediately following the subsection entitled “Financing Projections” and immediately prior to the subsection entitled “Forward-Looking Statements”:

“Completion of the Offer; Closing of the Merger

The Offer and withdrawal rights expired at 5:00 p.m., New York City time, on Monday, July 29, 2013.  The Depositary has advised us that 56,904,875 Shares were validly tendered and not properly withdrawn (not including approximately 250,000 Shares tendered through notice of guaranteed delivery), representing approximately 96.1% of the outstanding Shares.  Accordingly, the Minimum Tender Condition and the other conditions to the Offer have been satisfied.  Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn.  Parent will purchase and pay for all Shares promptly.

Pursuant to the terms of the Merger Agreement on July 30, 2013, Purchaser merged with and into OP-TECH through a short form merger under the DGCL, with OP-TECH continuing as the surviving corporation and a wholly-owned subsidiary of Parent.  By virtue of the Merger, each issued and outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary of Parent or OP-TECH, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) was cancelled and converted into the right to receive the same consideration, without interest, received by holders who tendered in the Offer, subject to the proper exercise of appraisal rights.

On July 30, 2013, Parent issued a press release announcing the completion of the Offer.  The full text of the press release is attached as Exhibit (a)(1)(G) and is incorporated herein by reference.”

Item 9.                          Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding thereto the following exhibits:

“(a)(1)(G) Text of press release of Parent announcing completion of the Offer, July 30, 2013 (incorporated by reference to Exhibit (a)(1)(G) to Amendment No. 2 to Schedule TO filed by Parent, Purchaser and J.F. Lehman & Company, Inc. on July 30, 2013).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

By:	/s/ Steven Candito
Name:	Steven Candito
Title:	President
Date:	July 30, 2013

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